Filed Pursuant to Rule 424(b)(3)
Registration No. 333-156742

HINES GLOBAL REIT, INC.
SUPPLEMENT NO. 2 DATED DECEMBER 8, 2009
TO THE PROSPECTUS DATED AUGUST 5, 2009

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Hines Global REIT, Inc., dated August 5, 2009 (the “Prospectus”) and Supplement No. 1, dated August 28, 2009. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	To provide an update on the status of our current public offering;

B.	To provide information regarding distributions declared;

C.	To update disclosures in the section of the Prospectus entitled "Questions and Answers About This Offering";

D.	To update disclosures in the section of the Prospectus entitled "Management";

E.	To update disclosures in the section of the Prospectus entitled "Plan of Distribution"; and

F.	To update disclosures in Appendix E of the Prospectus.

A. Status of Our Current Public Offering

On October 19, 2009, we achieved our minimum offering requirements for all states except Tennessee and Pennsylvania and commenced operations. As of December 2, 2009, we had received gross offering proceeds of $18.5 million from the sale of 1.9 million common shares. On December 7, 2009, we achieved our minimum offering requirements in the state of Tennessee.

B. Declaration of Distributions

On October 16, 2009, with the authorization of our board of directors, we declared distributions for the period from October 20, 2009 through December 31, 2009. These distributions will be calculated based on stockholders of record each day in an amount equal to $0.00191781 per share, per day, which, based on a purchase price of $10 per share, would equate to a 7% annualized distribution rate if it were maintained every day for a twelve-month period.  On or before March 1, 2010, these distributions will be paid in cash or reinvested in shares of our common stock, for those participating in our distribution reinvestment plan. Some or all of these distributions may be paid from sources other than cash flow from operations, such as cash advances by our Advisor, cash resulting from a waiver or deferral of fees, borrowings and/or proceeds from our offering.

C. Updates to the Section Entitled “Questions and Answers About This Offering”

The second to last sentence under the third question on page v of the Prospectus is hereby deleted in its entirety and replaced with the following:

 As of June 30, 2009, Hines and its affiliates had ownership interests in a real estate portfolio of over 228 projects, valued at approximately $22.9 billion.

The first bullet point under the fourth question on page v of the Prospectus is hereby deleted in its entirety and replaced with the following:

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Global Presence — Our relationship with Hines and its affiliates as our sponsor and advisor allows us to have access to an organization that has extraordinary depth and breadth around the world with, as of June 30, 2009, approximately 3,550 employees (including approximately 1,235 employees outside of the United States) located in 66 cities across the United States and 16 foreign countries. This provides us a significant competitive advantage in drawing upon the experiences resulting from the vast and varied real estate cycles and strategies that varied economies and markets experience.

The seventh bullet point on page vi of the Prospectus is hereby deleted in its entirety and replaced with the following:

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Long-Term Track Record — Hines has more than 50 years of experience in creating and successfully managing capital and real estate investments for numerous third-party investors. As stated above, as of June 30, 2009, Hines and its affiliates had approximately 3,550 employees (including approximately 1,235 employees outside of the United States) located in regional and local offices in 66 cities in the United States and in 16 foreign countries around the world. Since its inception in 1957, Hines, its predecessor and their respective affiliates have acquired or developed 884 real estate projects representing more than 279 million square feet.

D. Updates to the Management Section

Our Officers and Directors

The seventh sentence in the paragraph containing biographical information concerning Jeffrey C. Hines on page 50 of the Prospectus is hereby deleted in its entirety and replaced with the following:

He has been a major participant in the development of the Hines domestic and international acquisition program that secured more than $2.0 billion in properties and currently oversees a portfolio of 228 projects valued at approximately $22.9 billion.

The seventh sentence in the paragraph containing biographical information concerning C. Hastings Johnson on page 50 of the Prospectus is hereby deleted in its entirety and replaced with the following:

Prior to becoming Chief Financial Officer of the general partner of Hines, he led the development or redevelopment of numerous projects and initiated the Hines’ domestic and international acquisition program and currently oversees a portfolio of 228 projects valued at approximately $22.9 billion.

Hines and Our Property Management, Leasing and Other Services

The first and second sentences in the fourth paragraph under the heading “The Hines Organization — General” on page 67 of the Prospectus are hereby deleted in their entirety and replaced with the following:

From inception through June 30, 2009, Hines, its predecessor and their respective affiliates have acquired or developed 884 real estate projects representing more than 279 million square feet.  These projects consisted of a variety of asset types including: office properties (71.6%), industrial properties (12.0%), retail and residential properties (9.8%), hospitality (2.6%) and a variety of other properties.

The fifth paragraph under the heading “The Hines Organization — General” on page 68 of the Prospectus is hereby deleted in its entirety and replaced with the following:

As of June 30, 2009, the portfolio of Hines and its affiliates consisted of over 228 projects valued at approximately $22.9 billion. This portfolio is owned by Hines, its affiliates and numerous third-party investors, including pension plans, domestic and foreign institutional investors, high net worth individuals and retail investors. Included in this portfolio of more than 228 projects are approximately 160 properties managed by Hines, representing approximately 67.2 million square feet.  In addition to managing properties in its own portfolio, Hines manages a portfolio of approximately 127 properties with about 51.0 million square feet owned by third parties in which Hines has no ownership interest. The total square feet Hines manages is approximately 118.2 million square feet located throughout the United States and internationally.

The first paragraph under the table titled “Commercial Real Estate Managed by Hines and its Affiliates” on page 68 of the Prospectus is hereby deleted in its entirety and replaced with the following:

Hines also has extensive experience in disposition services. From 1992 through June 30, 2009, Hines has been involved in the disposition of 161 properties in the United States representing 64.8 million square feet valued at sales prices of $13.9 billion, and 49 properties outside of the United States representing 15.2 million square feet valued at sales prices of approximately $4.5 billion.

The third sentence in the paragraph containing biographical information concerning Gerald D. Hines on page 69 of the Prospectus is hereby deleted in its entirety and replaced with the following:

He oversees a portfolio of approximately 228 projects valued at approximately $22.9 billion and has expanded the scope of Hines by moving into foreign markets in 1991, introducing new product lines, initiating acquisition programs and developing major new sources of equity and debt financings.

The second sentence under the heading “Hines Real Estate Personnel and Structure” on page 71 of the Prospectus is hereby deleted in its entirety and replaced with the following:

 As of June 30, 2009, Hines and its affiliates have approximately 3,550 employees (including approximately 1,300 employees outside of the United States) who work out of Hines’ offices located in 66 cities in the United States and in 16 foreign countries, as shown in the map below.

The last paragraph on page 72 of the Prospectus is hereby deleted in its entirety and replaced with the following:

Hines has been repeatedly recognized as an industry leader in property management and leasing. Hines joined Energy Star® as a partner in 1999, and in 2001, 2002 and 2003, the U.S. Environmental Protection Agency, or EPA, named Hines as “Energy Star” Partner of the Year. An Energy Star label is a designation by the EPA for buildings that it believes show excellence in energy performance, reduced operating costs and environmental leadership. In 2004, Hines became the first commercial real estate company to receive the EPA’s Energy Star Sustained Excellence Award. In 2009, the EPA again honored Hines with the Sustained Excellence Award in recognition of the firm’s continued leadership in superior energy management. As of June 30, 2009, Hines owned and/or managed 138 buildings with approximately 76 million square feet, which have received an “Energy Star” label. Also as of June 30, 2009, Hines owned and/or managed 12 buildings, representing more than 6 million square feet, which have received the EPA’s “Designed to Earn the Energy Star” designation. Hines has been actively involved in the development of the U.S. Green Building Council’s LEED rating system, the nationally accepted benchmark for the design, construction and operation of high-performance buildings. As of June 30, 2009, out of 664 foreign and domestic projects, Hines has 16 projects that have been certified, 18 that have been pre-certified and 112 that are registered under LEED’s various programs. Together, these projects represent more than 89 million square feet. Hines has received more than 80 awards for buildings it has owned and/or managed from the Building Owners and Managers Association including “Building of the Year,” “New Construction of the Year,” “Commercial Recycler of the Year” and “Renovated Building of the Year” in local, regional, national and international competitions. In November 2008, Hines REIT, which is sponsored by Hines, received the NAREIT Gold Leader in the Light Award for demonstrating superior and sustained energy practices. The National Association of Real Estate Investment Trusts, or NAREIT, gives the award in collaboration with ENERGY Star.  In 2009, NAREIT again honored Hines REIT with the NAREIT Bronze Leader in the Light Award for its continuing demonstration of superior and sustained energy practices.

E. Updates to the Plan of Distribution Section

The paragraph under the heading “Investments through IRA Accounts” on page 132 of the Prospectus is hereby deleted in its entirety and replaced with the following:

Community National Bank has agreed to act as an IRA custodian for investors who would like to purchase shares through an IRA. For any accountholder that makes and maintains an investment equal to or greater than $10,000 in shares of our common stock through an IRA for which Community National Bank serves as custodian, we will pay the base fee for the first calendar year and each successive year. Beginning on the date that their accounts are established, all investors will be responsible for any other fees applicable to their accounts. Further information about custodial services is available through your broker or through our Dealer Manager. See “Questions and Answers About This Offering – Who can help answer my questions?” for the Dealer Manager’s contact information.

F.  Updates to Appendix E - Hines History, Experience and Timeline

The last paragraph on page E-5 of the Prospectus is hereby deleted in its entirety and replaced with the following:

2008  —   Gerald D. Hines receives the first ever Visionary Leadership in Real Estate Development Award from Harvard Design School. Hines REIT, which is sponsored by Hines, wins the NAREIT Gold Leader in the Light Award for demonstrating superior and sustained energy practices.

2009  —   Hines is honored with the Environmental Protection Agency’s ENERGY STAR Sustained Excellence Award in recognition of the firm’s continued leadership in superior energy management. Hines REIT receives NAREIT Bronze Leader in the Light Award for its continuing demonstration of superior and sustained energy practices.  Out of 664 foreign and domestic projects, Hines has 16 projects that have been certified, 18 that have been pre-certified and 112 that are registered under LEED’s various programs. Together, these projects represent more than 89 million square feet. Hines owns and/or manages 138 ENERGY STAR labeled buildings, representing approximately 76 million square feet. 12 Hines buildings, representing more than six million square feet, have been qualified by the EPA as “Designed to Earn the ENERGY STAR” (DEES) designation for excellence in pre-occupancy design and engineering.